Exhibit 99.1

Ur-Energy Announces Approval of Lost Creek
Development Plan by Sweetwater County

Denver, Colorado (Marketwire – December 3, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce the approval of its Lost Creek Project Development Plan by the governing officials of Sweetwater County Wyoming, where the project is located.  The Development Plan was submitted by Lost Creek ISR, LLC, a wholly-owned subsidiary of the Company.

On December 1, 2009, the Sweetwater County Commissioners unanimously approved the Development Plan for the Lost Creek Project.  The Development Plan describes in detail the infrastructure and facilities which will be constructed at the planned uranium ISR production site.  This approval is the culmination of two years of cooperative work with the County which included rezoning of the permit area from agriculture to mining and a total of five public meetings.  No opposition to the project was voiced at any of the public meetings.

Prior to consideration by the County Commissioners, the Development Plan was scrutinized by the County Engineering Department and forwarded to the County’s Planning and Zoning Commission for review.  After due consideration, the Planning and Zoning Commission voted 5-0 in September 2009 to recommend approval of the requested plan.  Going forward, the County Planning and Zoning staff will review construction plans to ensure all applicable building, electrical and fire safety codes are met and commitments in the Development Plan are adhered to.  With the approval of the Commissioners, no additional public meetings are required by the County.

John Cash, Manager of EHS and Regulatory Affairs stated, “Lost Creek ISR, LLC cooperatively participated in the re-zoning and Development Plan processes because the County plays a significant role in maintaining site access and planning for and responding to emergency situations.  We believe the collaborative effort with the County has resulted in improved facility design and emergency response capabilities.”

Wayne Heili, Vice President of Mining and Engineering added, “Ur-Energy sincerely appreciates the involvement of the Sweetwater County staff and officials in the planning of the Lost Creek Project.  The well-informed and overwhelming support of the Sweetwater County government and its people is a great demonstration that Southwestern Wyoming is indeed the right jurisdiction to be developing new mineral resource projects.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor/Public Relations info@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., receipt of (and related timing of) all other necessary permits related to Lost Creek Project, and the Lost Creek timeline) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.